Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Keane Group, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-215079) on Form S-1 of Keane Group, Inc. of our report dated March 20, 2017, with respect to the consolidated balance sheets of Keane Group Holdings, LLC and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in members' equity, and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of Keane Group, Inc.

/s/ KPMG LLP

Houston, Texas
March 20, 2017